CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Registration Statement on Form 40-F of Aleafia Health Inc. (the “Corporation”) of:

(a)	our report dated February 27, 2017 relating to the consolidated financial statements of the Corporation as at October 31, 2016 and 2015 and for each of the years then ended; and

(b)	our report dated February 27, 2018 relating to the consolidated financial statements of the Corporation as at October 31, 2017 and 2016 and for each of the years then ended;

each as included in the Registration Statement dated October 5, 2018.

Chartered Professional Accountants
Vancouver, Canada

October 5, 2018